U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


              CENTURY CONTROLS INTERNATIONAL, INC.
         (Name of Small Business Issuer in its charter)

             Utah                           41-1294552
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


               3140 Neil Armstrong Blvd, Suite 226
                         Eagan, MN 55121

Issuer's Telephone Number:  (651) 454-0323


Securities to be registered under Section 12(b) of the Act:  None


Securities  to  be  registered under Section 12(g)  of  the  Act:
Common Stock, Par Value $0.001

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.    Description of Business                                   3

2.    Management's  Discussion and  Analysis  or  Plan  of      6
      Operations

3.    Description of Properties                                 8

4.    Security Ownership of Certain Beneficial Owners  and      9
      Management

5.    Directors, Executive Officers, Promoters and Control     10
      Persons

6.    Executive Compensation                                   11

7.    Certain Relationships and Related Transactions           11

8.    Description of Securities                                11

Part II

1.    Market Price of and Dividends on the Registrant's
      Common Equity and Related Stockholder Matters            12

2.    Legal Proceedings                                        12

3.    Changes in and Disagreements with Accountants            12

4.    Recent Sales of Unregistered Securities                  13

5.    Indemnification of Directors and Officers                13

Part F/S  Financial Statements                                 14

Part III

1.    Index to Exhibits                                        15

2.    Description of Exhibits                                  15

                             2
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                             PART I

                Item 1.  Description of Business

The Company

     Century Controls International, Inc., is a publicly held Utah corporation which, through its subsidiary Century Controls, Inc., develops and markets a proprietary line of microprocessor based boiler control products. It has been actively engaged in this business for over the past eight years.

     Excessive energy consumption and pollution control are recognized as significant problems to be addressed now and in the future. More than a half a dozen states and Canada have already mandated installation of "BACT" (Best Available Control Technology) on tens of thousands of boilers. Governmental consortia including the Southern California Air Quality District and NESCAUM (Northeast States for Coordinated Air Use Management) are also mandating emission standards for boilers. Companies, like Century, which offer products to address the problem expect to see expanding markets for their products with increasing environmental consciousness and government regulation.

     Century develops and markets oxygen control, boiler loading control, multiple boiler control, and air compressor control systems used in industrial and commercial applications. Excess air in the boiler's combustion chamber causes excess fuel consumption, excessive stack exit temperatures, and increased stack emissions. High firing rates in uncontrolled start up or increased temperature set points causes excess fuel consumption and unnecessary wear on boiler systems. Inefficient sequencing of multiple boiler systems causes excess fuel consumption, increased stack emissions, and unnecessary wear on boiler systems. Inefficient sequencing of air compressors, each loading and unloading uncoordinated, wastes energy. Century's control systems are designed to resolve these problems so that boiler systems operate at high efficiency, which results in lower energy consumption, lower nitrogen oxide emissions, less wear on boiler systems, and significant savings on fuel costs and system repairs.

Products

     Century offers products suitable for a wide variety of boiler system configurations. The following is a list of products and uses.

Product                   Use

CC-100                    Oxygen control system

CC-200                    Oxygen control system

CC-150                    Firing rate control system

CC-300                    Oxygen control system for up to four
                          boilers

                          3

CC-600                    Firing sequence control for of up to
                          four boilers

CC-700                    Oxygen and firing sequence control
                          for up to four boilers

CC-2000                   Process Controller

CC-6000                   Compressor sequence control for up
                          to 12 compressors


     The newly designed air compressor Sequencer offers a new improved method of coordinating multiple air compressors for significant energy savings as well as protection of the equipment. The sequence control technology used in Century's products is covered by a patent issued in 1992 and another issued in 1995. Century believes this patented technology has applications in other areas, such as air conditioning and power generators, which may be developed by Century or licensed to other companies.

     Century believes its products contain features that can not be found in its competitors products, such as the ability to control a multiple boiler system with a single control unit. Accordingly, prices for Century's products represent the added value inherent in the design and operation of the products. Prices to end users for single boiler systems range from $5,500 to $15,000, and prices for the higher-end multiple boiler systems range from $15,000 to $60,000.

     Century purchases the components for its products from third party suppliers, and assembles and tests its finished products at its UL approved facility. Products are only assembled and shipped against purchase orders. Century's practice is to maintain an inventory of component parts necessary to satisfy three months of projected product purchases. Various extra components are in stock due to blanket orders for better-pricing. There is no single supplier from which Century purchases more then 10% of its product components. There is no component part that Century can not obtain from sources other than current suppliers.

     Research and development is company-sponsored. Development projects currently in progress are focusing on varying and modifying controls to fit other applications such as refrigeration compressor sequencing and small OEM controls. Research and development is expected to cost approximately $10,000 to $15,000 in 1999.

Marketing

     Century's marketing effort focuses on the operational qualities of its products, compliance with applicable environmental standards imposed by government regulation, and lower costs of fuel consumption and boiler system repairs that will pay for the Century product in a relatively short period of time and then represent real savings to the end user.

     Century currently employs one salesperson who markets its products directly to end users. Century generates product brochures for distribution to its independent sales

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representatives, boiler system contractors, industrial and
commercial boiler system users, and compressor distributors. Century also advertises in trade publications and uses its sales person to respond to prospective customers that respond to the advertisements.

     Century markets its products directly to boiler system manufacturers, who sell Century's products as an add-on to boiler systems sold to end users. Century currently has sales agreements with two boiler manufacturers, who accounted for approximately 4% of total boiler system sales in the United States in 1998.

     Century has distribution agreements with approximately 18 independent distributors located in the United States. Of the distributors, 16 purchase products directly from Century for resale to end users. The remaining distributors forward purchase orders to Century made by the end user, so that the sale is made by Century and a commission is paid to the distributor.

     Product sales are not seasonal. The months of highest and lowest sales vary from year to year.

     To support and service end users, Century furnishes a technician for start-up and operator training on each system sold, which is billed as a separate cost in addition to the cost of the system. Plant personnel are trained to handle minor service problems over the phone. Century employs one technician to perform extensive repair services as required. Century's independent distributors also employ their own technicians who perform repair services.

     Century's warranty on its products covers all material and workmanship for a one year period from start-up date.

     During the fiscal year ended February 28, 1999, IBP, Inc., purchased products accounting for approximately 16 % of Century's total sales. Century does not expect sales to this customer to exceed 10% of total sales in fiscal year 2000. One independent distributor, Energy Products Company, was responsible for 9% of Century's total sales in fiscal year 1999. Century expects this distributor to account for more than 10% of total sales in fiscal year 2000.

Competition

     Principal competitors are Rosemount Engineering, Preferred Instruments, and Heat Timer, all of which offer boiler control products at prices lower than Century's products. Century competes with these companies on the basis of the features it offers in its products. Management believes this approach will be successful in the future because consulting engineers are starting to specify Century's products for systems they design for end users.

Government Regulation

     There is no meaningful government regulation of Century's products or business.

Employees

     As of November 30, 1999, Century had 5 employees, none of whom are represented by labor unions. Management considers its relations with its employees to be good.

    Item 2.  Management's Discussion and Analysis or Plan of
                           Operations

Overview

     Century develops and markets oxygen control, boiler loading control, multiple boiler control, and air compressor control systems used in industrial and commercial applications.
Century's control systems are designed to resolve common problems such as excess fuel consumption, excessive stack exit temperatures and increased stack emissions. With the introduction of Century's control systems, boilers operate at high efficiency, which result in lower energy consumption, lower nitrogen oxide emissions, less wear on boiler systems and significant savings on fuel costs and system repairs.

     Over the past several years, Century's boiler control systems have become more widely implemented into various key markets around the country. As the number of Century's products has increased, a growing interest has occurred among consulting engineers. This escalating interest in turn, has resulted in a growing number of engineering specifications written around Century's products, which has provided Century with an increase in sales. Additionally, Century's air compressor sequence controller has been operating in Sara Lee Hosiery, a Fortune 500 Company plant, with outstanding results and a positive return on investment. Due to this increased interest and positive feedback within the industry, Century's is able to claim its product performance as superior in the industry.

     Century's goal is to increase industry acceptance and increase sales significantly by concentrating more heavily in sales and marketing. Century's strategy for achieving this goal is to obtain highly qualified marketing individuals to increase Century's sales and increase its advertising in various trade magazines, emphasizing Century's newest product, the air compressor sequencer. Additionally, Century anticipates further product development in its communications software, allowing Century's systems to interface with various energy management systems and minor hardware design modifications which will allow Century to produce a slightly lower cost OEM (original equipment manufacturer) control, that can be marketed as a part of the initial sale of the various boilers.

Results of Operations

Nine Months Ended November 30, 1999

Century had net sales of $388,171 for the nine months ended November 30, 1999 as compared to $406,694 for the nine months ended November 30, 1998. This decrease is primarily a result of a slight drop in net sales the first nine months of this year compared with last year because we

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made the decision to hire better representatives who work on a regular basis with consulting engineers. This change appears to be a good choice in that the specifications are now surfacing that require our controls. However, there is a lag between the specification writing, bid and installation which creates a delay in receiving the orders, which caused the temporary drop in sales. It is expected that these specifications will be repeated over and over and therefore we are continuing this type of activity, in the long run it will enhance our sales and profit picture.

     In the nine months ended November 30, 1999, Century's cost of sales was $103,644 compared to $125,341 for the same period ended November 30, 1998. This decrease is primarily due to the lower net sales during the period and Century's ability to meet customer demands through the use of its current inventory. At the end of November 1999, Century had a decrease of approximately 37% of Century's inventories at the end of November 1998.

Operating expenses for the nine months ended November 30, 1999 and 1998, were $318,806 and $279,625, respectively. This increase is primarily due to the hiring of the production individual who previously was an independent contractor, adding some extra costs, increased wages, insurance, taxes, benefits, etc. There was also an increase in commissions paid to our representatives.

     As a result of the foregoing factors, Century realized a net loss of $34,279 in the nine months ended November 30, 1999 and net income of $1,728 for the nine months ended November 30, 1998.

Fiscal Years Ended February 28, 1999 and 1998.

     Century had net sales of $599,842 and $479,392 for the fiscal years ended February 28, 1999 and 1998, respectively. One customer accounted for 20.2% of Century's sales in 1999. A different customer accounted for 11.2% of sales in 1998. This increase is primarily a result of Century's increased acceptance within the industry and the addition of better recognized representatives selling Century's products.

     In 1999, Century's Cost of sales was $216,042 compared to $200,875 for the year ended 1998. This minimal increase is primarily due to Century's ability to meet customer demands through the use of its current inventory. In 1999, Century had a decrease of approximately 19% of Century's inventories.

     Operating expenses for the years ended 1999 and 1998, were $396,851 and $392,938, respectively. Advertising expenses for the year ended 1999, was $9,362 compared to $910 in 1998. This increase is primarily due to Century's efforts to gain recognition in the industry, which in turn has increased its level of operations.

     As a result of the foregoing factors, Century realized a net loss of $13,051 in the year ended 1999 and $114,421 in the year ended 1998.

Liquidity and Capital Resources

     At November 30, 1999, Century had a working capital deficit of $27,710 as compared to a working capital deficit of $21,627 at February 28, 1999. Century's cash balance at November 30, 1999 was $0. Century has used cash flow from operations and occasional bank borrowings to finance its operating activities during the nine months ended November 30, 1999, and the fiscal years ended February 28, 1999 and 1998. Century had a $50,000 secured revolving line-of-credit to fund its operations, until February 1999 when Century refinanced its line-of-credit balance through a term loan, which bears interest at 2% above the bank's prime rate.

     Century's ability to continue in existence is dependent upon obtaining adequate financing and profitable operations. Management is expanding its product line with a new low cost microprocessor controller for smaller boilers and a sequencer program for air compressors, which are expected to generate additional profitable sales. However, the ability of Century to bring its products to market will be hampered as long as Century does not have the working capital necessary to pursue more aggressive marketing. Century has not identified any potential sources of debt or equity financing and can not predict whether any such financing will be available to Century on terms acceptable to Century.

Year 2000 Compliance

     Century's internal computer information system is Year 2000 compliant. Any new software purchases will similarly be Year 2000 Compliant, which should eliminate any internal Year 2000 issues. As Century has determined it has no internal Year 2000 issues, it has not developed a contingency plan with respect to internal issues.

     Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto are primarily dependent upon the Year 2000 compliance of third parties. Century has not experienced any such interruptions, costs, or losses as a result of Year 2000 problems of third parties, and does not expect any to occur.

Forward-Looking Statements

     The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Century. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Century expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Century's operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of component parts, new technology developments, and conditions in the capital markets. Forward-looking statements made by Century are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

               Item 3.  Description of Properties

     The plant and office facilities of Century consist of approximately 1,380 square feet of space in a single building located at 3140 Neil Armstrong Blvd, Suite 226 in Eagan,
Minnesota.

     The facilities are leased at a monthly rate of $821.37, under a lease that expires in August 2002. Management believes that the office space is adequate for Century's anticipated needs for at least the next 12 months.

  Item 4.  Security Ownership of Certain Beneficial Owners and
                           Management

     The following table sets forth as of November 30, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Century, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person, other than an officer or director, who to the knowledge of Century is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                Common                Percent
                                Shares    Options     of Class
                                            (1)         (2)

Principal Stockholders
Dr. Michael Baghdaian          326,000       0          8.4%
13479 Northline
Southgate, MI 48195

Officers and Directors
Leo Christiansen               821,583       0         21.2%
731 Mohican Court
Mendota Heights, MN 55120

David Brown                    131,250     34,000       4.3%
PO Box 197
Goodridge, MN 56725

James W. Sampair                90,000     10,000       2.6%
2067 W. Lakeview Blvd., #D-9
North Fort Meyers, FL 33903

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J. Clinton Shaver              152,450     10,000       4.2%
6601 Beach Road
Eden Prairie, MN 55346

Craig Laughlin                 177,129     10,000       4.8%
11900 Wayzata Blvd., Suite 100
Hopkins, MN 55305

All Executive officers and    1,407,312    74,000      38.3%
 Directors as a Group (5 persons)

(1) These figures represent options that are vested or will vest within 60 days from the date as of which information is presented in the table.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his options, and percentage ownership of all officers and directors as a group assuming all purchase rights held by such individuals are exercised.

  Item 5.  Directors, Executive Officers, Promoters and Control
           Persons

Directors and Officers

     The following table sets forth the names, ages, and positions with Century for each of the directors and officers.

Name                Age  Positions (1)                   Since

Leo Christiansen    69   Chairman  of  the  Board   and   1990
                         President

David Brown         57   Senior  Research & Development   1990
                         Engineer, and Director

James W. Sampair    68   Director & Secretary             1990

J. Clinton Shaver   68   Director                         1990

Craig Laughlin      49   Director & Vice President        1991


     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify.
Officers serve at the discretion of the Board of Directors.

     The following is information on the business experience of each director and officer.

     Leo Christiansen, has served as President and Chairman of the Board of Directors of Century for the past nine years.

     David Brown has served as Senior Research & Development
Engineer, Electronic hardware designer and a Director of Century for the past nine years.

     James W. Sampair was the President of Arena Contractors &
Equipment Co., a contracting company of St. Paul, Minnesota, from 1993 until October 1996, when he retired.

     J. Clinton Shaver has served for over the past five years as the Chief Executive Officer of Atlantis, Intl., of Long Lake,
Minnesota, a company engaged in the business of inventory closeouts for retail and wholesale businesses.

     Craig Laughlin is the founder and President of SRC Funding, Inc., which structures venture capital financing for early stage companies. Mr. Laughlin has been a consultant in the areas of mergers, acquisitions, and early stage financing since 1986.

                 Item 6.  Executive Compensation

Annual Compensation

     The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Century for the prior fiscal years ended February 28, 1999, 1998, and 1997, of those persons who were either (i) the chief executive officer during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000 (collectively, the "Named Executive Officers").

Name and Principal Position                      Annual Compensation
                              Year                   Salary ($)

Leo Christiansen              1999                   $59,800
    Chairman and President    1998                   $59,800
                              1997                   $59,800

     Century has no other arrangement for compensating any of its executive officers.

     Item 7.  Certain Relationships and Related Transactions

     On November 7, 1997, Century issued 10,000 warrants each, at an exercise price of $0.375 per shares, expiring on November 7, 1999, to directors Craig Laughlin, Clinton Shaver, and James Sampair as compensation for services rendered to Century in their positions as directors, as well as to former director Bruce Senske.

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               Item 8.  Description of Securities

     The authorized capitalization of Century consists of 15,000,000 shares of common stock, par value $0.001, of which 3,863,635 shares are outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Century, the holders of all shares of common stock are entitled to receive ratably the net assets of Century available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

                             PART II

   Item 1.  Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters

     The common stock of Century trades sporadically in the over-the-counter market. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended       High Bid ($)           Low Bid ($)

May 31, 1997                  $0.75                  $0.375
August 31, 1997               $0.625                 $0.25
November 30, 1997             $0.625                 $0.125
February 28, 1998             $0.50                  $0.1875

May 31, 1998                  $0.50                  $0.1875
August 31, 1998               $0.375                 $0.125
November 30, 1998             $0.375                 $0.125
February 28, 1999             $0.4375                $0.125

     Since its inception, no dividends have been paid on the common stock. Century intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. At July 27, 1999, there were approximately 232 holders of record of the common stock.

                   Item 2.  Legal Proceedings

     Century is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against Century have been threatened.

     Item 3.  Changes in and Disagreements with Accountants

     On April 16, 1999, Century's board of directors appointed the accounting firm of Callahan, Johnston & Associates, LLC as Century's Independent Accountant. There have been no disagreements with Century's former or present accountants over the past three years.

        Item 4.  Recent Sales of Unregistered Securities

     Century has had no recent sales of unregistered securities within the past three years.

       Item 5.  Indemnification of Directors and Officers

     Section 16-10a-902 of the Utah Code Annotated provides in relevant part as follows:

      (1) Except as provided in Subsection (4), a corporation may indemnify  an individual made a party to a proceeding because  he
is   or  was  a  director,  against  liability  incurred  in  the proceeding if:

      (a) his conduct was in good faith; and

      (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

      (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      (4) A corporation may not indemnify a director under this section:

      (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

      (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

       (5)  Indemnification  permitted  under  this  section   in
connection  with  a  proceeding  by  or  in  the  right  of   the
corporation  is  limited  to  reasonable  expenses  incurred   in
connection with the proceeding.

     Section 16-10a-903 of the Utah Code Annotated provides in relevant part as follows:

Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

     Section 16-10a-907 of the Utah Code Annotated provides in relevant part as follows:

Unless   a   corporation's  articles  of  incorporation   provide
otherwise:

      (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

     (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     Century's by-laws provide that it shall indemnify to the full extent of its power to do so under Utah law, all directors and officers of Century for any liability including costs of defense reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with Century, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation. Consequently, Century intends to indemnify its officers and directors to the full extent permitted by the statute noted above.

                            PART F/S
                      Financial Statements

     The financial statements of Century appear at the end of this registration statement beginning with the Index to Financial
Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit  Form 1-A  Title of Document
 No.     Ref. No.
  1       (2)      Articles    of   Incorporation,    as
                   amended

  2       (2)      By-Laws

  3       (6)      Form of Options granted to Directors

  4       (6)      Lease for Company Facilities

  5       (15)     Financial Data Schedules*


* The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         CENTURY CONTROLS INTERNATIONAL, INC.


Date: February 10, 2000      By: /S/ Leo Christiansen, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: February 10, 2000      /s/ Leo Christiansen,
                                 Chief Executive Officer and Director


Dated: February 10, 2000      /s/ James W. Sampair, Director


Dated: February 10, 2000      /s/ J. Clinton Shaver, Director


Dated: February 10, 2000      /s/ Craig Laughlin, Director

              CENTURY CONTROLS INTERNATIONAL, INC.

                  CONSOLIDATED BALANCE SHEETS


                                                         November 30,
                                                      1999          1998
                                                   (Unaudited)   (Unaudited)
              ASSETS

Current assets:
 Cash                                              $        -    $        -
 Accounts receivable, trade,
   net of allowance for doubtful
   accounts of $500 in 1999 and
   $2,500 in 1998                                      77,517       123,620
 Inventories                                          100,903        80,518
 Prepaid expenses                                       6,288         6,453

       Total current assets                           184,708       210,591


Fixed assets                                           70,418        66,023
 Less accumulated depreciation                         58,095        51,831

       Net fixed assets                                12,323        14,192

Other assets:
 Inventories                                           71,171        81,050
 Patents, net of accumulated amortization
   of $4,142 in 1999 and $2,773 in 1998                28,641        23,680

       Total other assets                              99,812       104,730

Total assets
                                                   $  296,843    $  329,513

                                                       November 30,
                                                   1999          1998
                                                (Unaudited)   (Unaudited)
    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Current portion of long-term debt            $   33,830     $   4,917
 Notes payable - revolving line of credit              -        44,593
 Notes payable - stockholders                     23,000        27,500
 Accounts payable                                134,788       117,974
 Checks written in excess of
   cash in bank                                    2,308         3,698
 Accrued expenses:
   Payroll and related                             7,991           663
   Warranty                                        2,500             -
   Interest                                        4,321         2,417
   Other                                           3,680         2,404

       Total current liabilities                 212,418       204,166

Long-term debt:
 Notes payable, net of current maturities          8,236             -

       Total liabilities                         220,654       204,166

Stockholders' equity:
 Common stock, $.004 par value,
   50,000,000 shares authorized; issued
   and outstanding 3,863,635 in 1999
   and 1998                                       15,455        15,455
 Additional paid-in capital                    1,254,399     1,253,399
 Accumulated deficit                          (1,193,665)   (1,144,507)

       Total stockholders' equity                 76,189       125,347


Total liabilities and stockholders equity   $    296,843   $   329,513

              CENTURY CONTROLS INTERNATIONAL, INC.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND
                      ACCUMULATED DEFICIT


                                               Nine Month Period Ended
                                                    November 30,
                                               1999               1998
                                            (Unaudited)      (Unaudited)

Net sales                                   $   388,171     $   406,694
Cost of sales                                   103,644         125,341

 Gross profit                                   284,527         281,353

Operating expenses                              318,806         279,625

 Income (loss) before income taxes              (34,279)          1,728

Income taxes                                          -               -

 Net income (loss)                              (34,279)          1,728

Accumulated deficit:
 Beginning of year                           (1,159,386)     (1,146,235)

 End of year                                $(1,193,665)    $(1,144,507)

Basic earnings per share                    $      (.01)    $      (.00)
 Weighted-average number of
   shares outstanding                         3,863,635       3,863,635

Diluted earnings per share                  $      (.01)    $      (.00)
 Weighted-average number of
   shares outstanding                         3,983,856       3,916,787

              CENTURY CONTROLS INTERNATIONAL, INC.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Nine Month Period Ended
                                                           November 30,
                                                     1999              1998
                                                  (Unaudited)       (Unaudited)
Cash flows from operating activities:
  Net income (loss)                               $  (34,279)      $    1,728
  Adjustments to reconcile net loss to net cash
    flows from operating activities:
      Depreciation                                     4,058            3,206
      Amortization                                       934              609
      Decrease (increase) in:
        Accounts receivable - trade                    5,982          (71,632)
        Inventories                                  (24,155)          21,719
        Prepaid expense                                 (481)             599
      Increase (decrease) in accounts payable,
        checks written in excess of bank balance,
        and accrued expenses                          54,954           49,237
   Net cash used by operating activities               7,013            5,466

Cash flows from investing activities:
  Purchase of fixed assets                            (4,395)            (877)
  Incurrence of patent costs                          (1,563)          (5,562)
   Net cash used by investing activities              (5,958)          (6,439)

Cash flows from financing activities:
  Net borrowings on revolving line of credit               -           (5,407)
  Net borrowings on notes payable - stockholders           -            6,100
  Net borrowings on long-term debt                    12,000                -
  Payment of long-term debt                          (16,569)          (6,396)
   Net cash provided by financing activities          (4,569)          (5,703)

Increase (decrease) in cash                           (3,514)          (6,676)

Cash, beginning of year                                3,514            6,676

Cash, end of year                                $         -     $          -

Supplemental disclosure:

  Interest paid                                  $     5,826     $      3,823

  Income taxes paid                              $         -     $          -

               Callahan Johnston & Associates, LLC
                  Certified Public Accountants
                         and Consultants

                   INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Century Controls International, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheet of Century Controls International, Inc. as of February 28, 1999, and the related statements of operations, and accumulated deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Century Controls International, Inc. as of February 28, 1998, were audited by other auditors whose report dated June 1, 1998, on those statements included an explanatory paragraph regarding continuance as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Century Controls International, Inc. as of February 28, 1999, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Century Controls International, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses from operations and negative cash flow from operating activities raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    CALLAHAN, JOHNSON & ASSOCIATES, LLC

    Minneapolis, Minnesota
    August 12, 1999

7850 Metro Parkway - Suite 207 Minneapolis, MN 55425
(612) 858-7207  FAX (612) 858-7202

              CENTURY CONTROLS INTERNATIONAL, INC.

                  CONSOLIDATED BALANCE SHEETS


                                         -    February 28,
                                           1999        1998

                     ASSETS

Current assets:
 Cash                                        $   3,514   $   6,676
  Accounts receivable, trade,
   net of allowance for doubtful
   accounts of $500 in 1999 and
    $2,500 in 1998                              83,499      51,988
 Inventories                                    76,748     102,237

 Prepaid expenses                                5,807       7,052

      Total current assets                     169,568     167,953

Fixed assets                                    66,023      65,146

 Less accumulated depreciation                  54,037      48,625

      Net fixed assets                          11,986      16,521

Other assets:

 Inventories                                    71,171      81,050

 Patents, net of accumulated amortization
   of $3,208 in 1999 and $2,164 in 1998         28,012      18,727

      Total other assets                        99,183      99,777


Total assets                                 $ 280,737  $  284,251

         The accompanying notes are an integral part of these financial statements

                                         -    February 28,
                                            1999 1998

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt                $  24,307    $   6,459
   Notes payable - revolving line of credit                 -       50,000
   Notes payable - stockholders                        23,000       21,400
   Accounts payable                                    88,808       72,017
   Accrued expenses:
     Payroll and related                                4,905        3,385
     Warranty                                           2,500            -
     Interest                                           4,321        2,417
     State minimum fee                                    100          100

      Total current liabilities                       147,941      155,778

Long-term debt:
   Notes payable, net of current maturities            22,328        4,854

     Total liabilities                                170,269      160,632

Stockholders' equity:
  Common Stock, $.004 par value,
   50,000,000 shares authorized; issued
   and outstanding 3,863,635 in 1999
   and 1998                                            15,455       15,455
  Additional paid-in capital                        1,254,399    1,254,399
  Accumulated deficit                              (1,159,386)  (1,146,235)

  Total stockholders' equity                          110,468      123,619

  Total liabitilites and
    Stockholders' equity                          $   280,737  $   284,251

The accompanying notes are an integral part of these financial statements.

             CENTURY CONTROLS INTERNATIONAL, INC.

            CONSOLIDATED STATEMENTS OF OPERATIONS AND
                       ACCUMULATED DEFICIT


                                                   Years Ended February 28,
                                                       1999           1998

Net sales                                           $  599,842    $   479,392

Cost of sales                                          216,042        200,875

   Gross profit                                        383,800        278,517


Operating expenses                                     396,851        392,938

   Net loss before income taxes                        (13,051)      (114,421)

Income taxes                                               100            100

      Net loss                                         (13,151)      (114,521)

Accumulated deficit:

 Beginning of year                                  (1,146,235)    (1,031,714)

 End of year                                       $(1,159,386)   $(1,146,235)

Basic earnings per share                           $      (.00)   $      (.03)
 Weighted-average number of
    shares outstanding                               3,863,635      3,863,635

Diluted earnings per share                         $      (.00)   $      (.03)
  Weighted-average number of
   shares outstanding                                3,983,856      3,916,787

         The accompanying notes are an integral part of these financial statements

                 CENTURY CONTROLS INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Years Ended February 28
                                                     1999          1998
Cash flows from operating activities:
 Net loss                                          $ (13,151)   $ (114,521)
Adjustments to reconcile net loss to net cash flows from operating activities:

   Depreciation                                        5,412         5,491
   Amortization                                        1,132         2,588
   Decrease (increase) in:
    Accounts receivable - trade                      (31,511)       81,182
    Employee advances                                      -         1,055
    Inventories                                       35,368       (11,988)
    Prepaid expense                                    1,245        (1,000)
   Increase (decrease) in accounts payable
    and accrued expenses                              22,714        11,520

Net cash used by operating activities                 21,209       (25,673)

Cash flows from investing activities:
 Purchase of fixed assets                               (877)       (3,000)
 Incurrence of patent costs                          (10,417)       (4,601)

Net cash used by investing activities                (11,294)       (7,601)

Cash flows from financing activities:
 Net borrowings on revolving line of credit           (8,218)       35,000
 Net borrowings on notes payable - stockholders        1,600         3,000
 Payment of long-term debt                            (6,459)      (12,759)

Net cash provided by financing activities            (13,077)       25,241

Increase (decrease) in cash                           (3,162)       (8,033)

Cash, beginning of year                                6,676        14,709

Cash, end of year                                      3,514         6,676

Supplemental disclosure:
  Interest paid                                        5,997         6,163
  Income taxes paid                              $       100    $      100

         The accompanying notes are an integral part of these financial statements.

            CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998

1. Summary of Significant Accounting Policies

    Nature of Business

   The Company was incorporated March 15, 1984 under the laws of the State of Utah. In July 1991 the Company changed its name to Century Controls International, Inc. On July 25, 1991 the Company acquired, as a wholly-owned subsidiary, Century Controls, Inc. Century Controls, Inc. was incorporated February 3, 1977 under the laws of the State of Minnesota.

   Century Controls, Inc. develops, manufactures and markets proprietary lines of microprocessor-based oxygen control, boiler loading control, multiple boiler control, and compressor control systems used in industrial and commercial applications.

    Principles of
    Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Century Controls, Inc. All intercompany transactions and balances have been eliminated in consolidation.

    Fair Value of Financial
    Instruments

   All of the Company's financial instruments are nonderivative. A summary of the fair value of the Company's financial instruments and the methods and significant assumptions used to estimate those values is as follows:

      Short-Term Financial
      Instruments

      The fair value of short-term financial instruments, including cash and cash equivalents, trade accounts receivable and payable and certain accrued liabilities, approximates their carrying amounts in the financial statements due to the short maturity of such instruments.

      Notes Payable and Long-Term
      Debt

      The fair value of the variable rate term note payable approximates their carrying amount since the currently effective rates reflect market rates. It is not practicable to estimate the fair value of notes payable - stockholders.

                            (Continued)
                               F-10

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998


Summary of Significant Accounting Policies
(Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventories

Inventories  are  stated  at  the  lower  of  cost  or   market,
principally applying the first-in, first-out (FIFO) method.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is expensed as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

Depreciation expense was $5,412 in 1999 and $5,491 in 1998.

Intangible Assets

Costs incurred obtaining patents on the Company's proprietary products are recorded at cost and amortized over the life of the patents, generally 20 years.
                           (Continued)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998


Summary of Significant Accounting Policies
(Continued)

Earnings Per Share

The Company has implemented FASB 128: Earnings Per Share. Accordingly, earnings per share (EPS) information for prior periods has been restated to conform with FASB 128. FASB 128 replaces the presentation of primary EPS with basic EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution from stock options and is computed using the treasury stock method. Under the treasury stock method stock options are assumed to have been exercised at the beginning of the period if the average market price exceeds the exercise price during the period. The computation of diluted EPS does not assume conversion, exercise or contingent issuance of securities that would have an antidilutive effect on earnings per share.

                                           1999      1998

  Weighted-average shares for basic EPS3,863,635   3,863,635

  Incremental shares from assumed

   exercise of options and warrants     120,221       53,152

  Adjusted weighted-average shares

   for diluted EPS                    3,983,8S6    3,916,787

  Loss available to common stockholders(13,151)    $(114,521)



Income Taxes

The Company has implemented FASB 109: Accounting for Income Taxes. Timing differences relate to the allowance for doubtful accounts and assumed expenses not currently deductible. The tax effects of these temporary differences and net operating loss carry forwards give rise to significant deferred tax assets. FASB 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized (see Note 9).


                           (Continued)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998

1. Summary of Significant Accounting Policies
(Continued)

    Concentrations and
    Uncertainties

      Use of
      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Accounts
      Receivable

      Accounts receivable are unsecured. Orders greater than $20,000 typically require a twenty-five percent (25%) down payment. The estimated loss that management believes is probable is included in the allowance for doubtful accounts. While the ultimate loss may differ, management believes that any additional loss will not have a material impact on the Company's financial position. Due to uncertainties in the settlement process, however, it is at least reasonably possible that management's estimate will change during the next year. That amount cannot be estimated.

      A  receivable from the Company's largest customer  totaled
      46.3% of accounts receivable at February 28, 1999. This receivable was paid subsequent to year end.

      Inventory

      As is disclosed in Note 3, $71,171 or 48.1% of inventory at February 28, 1999 and $81,050 or 44.2% of inventory at February 28, 1998 is repair inventory. This repair inventory is not currently used in production. Repair inventory is utilized as maintenance and service is performed on older models of the Company I s products. Management feels the current levels of inventory are recoverable and believes that no loss will be incurred. Due to uncertainties in the business cycle, however, it is at least reasonably possible that management's estimate will change during the next year. That amount cannot be estimated.

                            (Continued)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998

Summary of Significant Accounting Policies
(Continued)

Concentrations and Uncertainties

  Major Customer

  One customer accounted for 20.2% of the Company's sales in 1999. A different customer accounted for 11.2% of sales in 1998.

   Continued Existence

  The Company's recurring losses and negative cash flows from operating activities raise concern over the Company's ability to continue in existence. Management's plans in regards to continued existence are discussed in Note 2.

  Advertising

  Advertising  expenses are recognized in the  period  incurred.
  Advertising expenses totaled $9,362 in 1999 and $910 in 1998.

   Reclassifications

  Certain balances in the 1998 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on net (loss) for either period.

Continued Existence

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplates the continuance of the Company as a going concern. The Company has experienced recurring operating losses and used cash to finance operating activities since 1993. Capital raised from common stock offerings has provided the financial support necessary for the Company to satisfy its obligations. Internally prepared financial statements report a small profit through June 1999. The Company's ability to continue in existence is dependent upon obtaining adequate financing and obtaining profitable operations. Management is expanding its product line with a new low cost microprocessor controller for smaller boilers and a sequencer program for air compressors which are expected to generate additional profitable sales. The Company's efforts to attain profitability remains uncertain; accordingly, it is not known whether the Company can continue to satisfy its obligations. The consolidated financial statements do not include any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that might be necessary should the Company be unable to continue as a going concern.

                           (Continued)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998

3.
Inventories

    Inventories consisted of the
    following:
                                             1999        1998

      Raw materials and work in process    $  76,748  $ 102,237

      Repair inventory not expected to be
       realized within one year (see Note 1) 71,171
      81,050
                                          $ 147,919
      183,287

4. Notes Payable - Revolvinq Line of
Credit

    The Company had a secured $50,000 revolving line-of-credit. The note carried a variable interest rate and matured June 30, 1998. In February 1999, the remaining balance on this line of credit was refinanced through a term loan (see Note
    5).

5. Long-Term
Debt

                                                1999     1998

    Long-term debt consisted of the
    following:

      Note payable - bank, payable in
        monthly installments of $1,900
        including interest at bank rate
        plus 2% (9.0% at February 28,
        1999). Balloon due December 1,
        2000. Secured by all corporate
        assets and subordination of
      Notes payable - stockholders.          $  41,781 $     -

      Note payable - payable in monthly

       installments of $395 including
       interest at 9.75%, secured by
       automobile, final payment March 1,
       2000.                                    4,854
      8,904

      Note Payable - bank, payable in monthly
       installments of $829 including
       interest at 11.45%, secured by
       Company property and personal guaranty.       -    2,409
                                                46,635   11,313
      Less current portion                      24,307    6,459
                                                22,328    4,854
                            (Continued)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998


5. Long-Term Debt
(Continued)

    Maturities of long-term debt are as
    follows:

      Years ending February
      28,

        2000                                 $  24,307
        2001                                    22,328

                                             $__46,635
6. Lease

   In  June  1999,  the  company entered into  an  office  lease agreement  which  calls  for monthly payments  of  $821  plus
   common   area  expense  through  August  31,  2002.   Minimum
   payments due under this lease are
    as               follows:

     Years ended February

    28:

       2000                 $ 5,337
       2001                 $ 9,852
       2002                 $ 9,852
       2003                 $ 4,926

   Rent expense charged to operations was $18,900 in 1999 and $17,897 in 1998.

7.Note Payable -
Stockholders

   Activity relating to the notes payable - stockholders is as follows:

                               1999           1998
      Beginning of year     $ 21,400        $  18,400
      Borrowings               6,100            3,000
      Repayments              (4,5OO)               -
      End of year           $ 23,000.       $  21,400

   These loans are unsecured, due on demand and bear interest at rates from -0-% to 10%. Interest expense relating to these loans was $1,620 in 1999 and $1,620 in 1998. Accrued interest was $3,964 and $2,344 at February 28, 1999 and 1998, respectively.

   Repayment of $17,000 of these notes payable - stockholders is subordinated to the note payable - bank (see Note 5).

                            (Continued)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998


B. Stockholders' Equity

   In July 1995, an officer and director of the Company was issued warrants to purchase 50,000 shares of the Company's common stock at $.50 per share for a period of three years.
   The warrants expired July 1, 1998.

   Warrants to purchase 362,5000 shares of commons stock for $1.25 per share were issued in connection with an August
   1995  Private Placement. The warrants expired during February
   1998.

   Warrants to purchase 108,750 shares for $.25 per share were issued to a business development consultant in connection with the August 1995 Private Placement. Additionally, warrants to purchase 64,000 shares for $.25 per share were issued to the consultant in consideration for other services rendered. The warrants are due to expire on August 1, 2000.

   Warrants to purchase 35,000 common shares for $.10 per share were issued to a former employee in connection with his employment agreement. The warrants expired on July 29, 1999.

   Warrants to purchase 10,000 common shares at $.37-1/2 per share for two years were issue to four members of the Board of Directors are compensation for their services as directors. The warrants are due to expire November 7, 1999.

   Warrants  to purchase 34,000 shares of common stock for  $.18 per share for five years were issued to an employee. The warrants are due to expire February 19, 2003.

9. Income Taxes

   Income taxes consisted of the following at February 28:

      Current:                                1999      1998
       Federal                              $    -    $    -
       State                                     -         -

       State minimum fee                      (100)     (100)

      Deferred:                               (100)     (100)

       Federal                                   -        -

       State

      Income tax benefit (expense)            (100)     (100)



                            (Continued)

                CENTURY CONTROLS INTERNATIONAL, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 28,1999 AND 1998

9. Income Taxes (Continued)
The reconciliation between expected federal income tax rates is as follows:

                                  1999                   1998
                            Amount      Percent     Amount    Percent
Expected federal tax       $  4,500       34.0%    $ 39,000     34.0%
Surtax exemption             (2,500)     (19.0)     (11,000)    (9.6)
State income tax, net
 of federal tax
 benefit                        800        6.3        7,200      6.3
Valuation and utilization
 of net operating loss
 carry forwards              (2,800)      (21.3)    (35,200)   (30.7)
State minimum fee              (100)        (.5)       (100)     (.1)
                           $   (100)        (.5)%      (100)     (.1)

Differences  between  accounting  rules  and  tax   laws   cause
differences between the bases of certain assets and liabilities for financial reporting purposes and tax purposes. The tax effects of these differences, to the extent they are temporary, are recorded as deferred tax assets and liabilities under SFAS 109, and consisted of the following:
                                        1999             1998
Deferred tax assets:
 Allowance for doubtful accounts      $   100          $   500
 Vacation accrual                         100               --
 Accumulated depreciation                 700              700
 Intangible assets                     31,000           31,000
 Warranty accrual                         600               --
 Carryforwards                        227,900          228,400
Gross deferred tax asset              260,400          260,600
Valuation allowance                  (260,400)        (260,600)
Net deferred tax asset                     --               --
Deferred tax liability                     --               --
Net deferred tax asset (liability)   $     --          $    --
                           (Continued)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED FEBRUARY 28,1999 AND 1998


9. Income Taxes
(continued)

   At February 28, 1999, the Company has carryforwards available to offset future taxable income as follows:

                                         Federal           State
                              Regular NOL       Credits     NOL

      2003                      $  16,000   $   9,200   $ 48,000
      2004                         45,000        -        45,000
      2005                         31,000        -        31,000
      2006                         22,000        -        11,000
      2007                         30,000        -        12,000
      2008                        184,000        -        76,000
      2009                         95,000        -        45,000
      2010                           -           -          -
      2011                         61,000        -        30,000
      2012                        125,000        -        66,000
      2013                        106,000        -        49,000
      2014                           -           -          -

                                $ 715,000   $   9,600  $ 408,000